Mail Stop 7010

      February 28, 2006

via U.S. mail and facsimile

Ms. Ana Menendez
Watsco, Inc.
2665 South Bayshore Drive, Suite 901
Coconut Grove, FL 33133

      Re:	Watsco, Inc.
		Form 10-K for the year ended December 31, 2004
      Filed March 16, 2005
      File No. 1-5581

Dear Ms. Menendez:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Jennifer Thompson, Staff
Accountant,
at (202) 551-3737 or, in her absence, to the undersigned at (202)
551-3768.

								Sincerely,



								John Cash
								Accounting Branch Chief
Mr. J. Gordon Beittenmiller
March 25, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE